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MAR 01 2017

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SEC FILE NUMBER
8-69444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOCHO TRADING LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1120
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ed Donnellan — **(312) 281-5576**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ed Donnellan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Mocho Trading LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director/Chief Compliance Officer
Title

Subscribed and sworn to before me this

27th day of February , 2017

OFFICIAL SEAL
CHARLYE J MAY
Notary Public - State of Illinois
My Commission Expires Apr 2, 2017

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

MOCHO TRADING LLC

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 7
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3	9

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Mocho Trading LLC

We have audited the accompanying statement of financial condition of Mocho Trading LLC (the Company) as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mocho Trading LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Mocho Trading LLC's financial statement. The supplemental information is the responsibility of Mocho Trading LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

MOCHO TRADING LLC

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash	$ 236,176
Receivable from broker/dealers, net	1,464,172
Fixed assets (net of accumulated depreciation and amortization of $265,045)	266,412
Memberships in exchanges, at cost (fair value: $203,000)	252,000
Other assets	40,719
TOTAL ASSETS	**$ 2,259,479**
LIABILITIES & MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 47,147
Members' Equity	2,212,332
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 2,259,479**

See notes to financial statements

1. *NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES*

Nature of Business:

Mocho Trading LLC (the Company), a Delaware Limited Liability Company, was formed on January 13, 2014. The Company is engaged exclusively in proprietary trading and is a registered broker-dealer with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. The Company maintains memberships and participations on various U.S. securities and futures exchanges.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board (the FASB). The Company maintains its financial records in United States dollars.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from those estimates.

Revenue Recognition
The Company buys and sells futures for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value of open positions. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net. Futures transactions and related commissions and clearing expenses are recorded on a trade date basis as futures transactions occur.

Receivable from Broker/Dealers
Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Fixed Assets
Equipment, furniture and software are recorded at cost and are depreciated and amortized over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Memberships
The Company's exchange memberships provide the Company with the right to conduct business on the exchanges, are recorded at cost.

1. *NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Income Taxes

The Company is taxed as a partnership and generally does not pay federal and state income taxes on its taxable income. Instead the members are liable for federal and state income taxes on their proportionate share of the Company's taxable income. FASB provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained when challenged or when examined by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2016. The Company is subject to examination by federal and state tax authorities, however there are currently no audits in progress.

2. *FAIR VALUE OF FINANCIAL INSTRUMENTS*

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on an unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2016, the Company did not maintain any financial instruments. There were no Level 2 or Level 3 securities held or owned during the period. As such, no significant transfers of assets or liabilities between levels.

3. *FIXED ASSETS*

At December 31, 2016, the Company had furniture, equipment, software and leasehold improvements as follows:

Software licenses	$ 89,862
Computer equipment	390,629
Furniture	30,502
Leasehold improvements	20,464
Less: accumulated depreciation and amortization	(265,045)
	$ 266,412

4. *RELATED PARTY TRANSACTIONS*

The Company has entered into an expense sharing arrangement with a related party whereby support services that include compensation, occupancy and telecommunication and certain other operating expenses are paid the Company and the related party reimburses the Company for these expenses. At December 31, 2016, there was a receivable for expenses which was paid in January 2017. The Company received $62,348 during the period ending December 31, 2016 and was treated as an offset to expenses paid.

5. *MEMBERS' EQUITY*

The Company's Operating Agreement provides for two classes of interests, Class A Units (Members) and Class B Units, as defined. The owners of the Class A Units control all voting rights and are responsible for appointing members to the management committee. Class B Units have no voting rights in the Company, but allow for profit participation and receipt of Class A Units. At December 31, 2016, 14,450,000 and 4,677,500 Class A Units and Class B Units, respectively, were issued. Class B Units were issued to employees and members and fully vest on the first day of the second full quarter following the date of issuance. At December 31, 2016, all Class B units were fully vested. All Class B Units were determined to have no fair value as of the grant date and no expense was recognized.

6. *OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK*

Concentrations of Credit Risk
The Company clears its trades through one clearing broker. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

Cash Concentration
The Company also maintains its cash balances at two banks. Accounts held at the banks are insured by the Federal Deposit Insurance Corporation, up to $250,000, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

7. *COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS*

The Company leases office space under a non-cancelable operating lease agreement that expires September 30, 2017. At December 31, 2016, the future minimum annual lease obligations were as follows:

2017	$72,319

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and had not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any futures obligations under these representations and warranties to be remote.

8. *GUARANTEES*

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. CLEARING AGREEMENTS

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition.

10. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate debit balances arising from customer transactions, as defined, or $250,000. At December 31, 2016, the Company had net capital of $1,653,201 which was $1,403,201 in excess of its required net capital of $250,000.

11. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering all eligible employees as defined under section 401(k) of the Internal Revenue Code. For the year 2016, the Company contributed $0 to the plan.

12. SUBSEQUENT EVENTS

During the period from January 1, 2017 through February 27, 2017, members made capital withdrawals totaling $31,250.

The Company has evaluated all known subsequent events through the date the accompanying financial statements were issued.

MOCHO TRADING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Total members' equity	$ 2,212,332
Deductions:	
Non-allowable assets (detail listed below)	(559,131)
Net Capital before haircuts on securities positions	1,653,201
Less: Haircuts on securities	-
Net Capital	1,653,201
Net minimum capital requirement of 2% of aggregate debits of $0, or $250,000, whichever is greater	250,000
Excess Net Capital	$ 1,403,201

Non-allowable assets consist of the following:

Fixed Assets, net	$ 266,412
Exchange Memberships, at cost	252,000
Other Assets	40,719
Total	$ 559,131

There are no material differences between the above computation and the computation included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2016.

MOCHO TRADING LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3

December 31, 2016

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin account credit balances or securities for any person defines as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mocho Trading LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Mocho Trading LLC (the "Company"), stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

MOCHO
trading LLC

Mocho Trading LLC
Exemption Report

Mocho Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the period January 1, 2016 through December 31, 2016.

Mocho Trading LLC

I, Edward Donnellan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: Managing Member, CCO

February 27, 2017

MOCHO TRADING LLC

Financial Report

December 31, 2016

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.